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SECURITIES AN.
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04015749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MECKLENBURG SECURITIES CORPORATION**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

227 WEST TRADE STREET SUITE 1550
(No. and Street)
CHARLOTTE NORTH CAROLINA 28202

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CONNIE K GUNTER   **704-333-8461**
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER NOBLE & COMPANY
(Name – *if individual, state last, first, middle name*)

5970 FAIRVIEW ROAD SUITE 402, CHARLOTTE, NORTH CAROLINA 28210
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
MAR - 4 2004
WASH. D.C. 187

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



PROCESSED
APR 01 2004
THOMSON
FINANCIAL

<center>OATH OR AFFIRMATION</center>

I, __CONNIE K GUNTER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__MECKLENBURG SECURITIES CORPORATION__ , as

of __DECEMBER 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

Connie K. Gunter
<center>Signature</center>

<center>PRESIDENT</center>
<center>Title</center>

Judith P. Long
Notary Public

My Commission Expires July 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MECKLENBURG SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS



WAGNER
NOBLE
N & COMPANY

CERTIFIED
PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Mecklenburg Securities Corporation
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Mecklenburg Securities Corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mecklenburg Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina,
February 19, 2004.

Wagner Noble & Company

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MECKLENBURG SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$2,165,614
Long-term investment	13,300
Due from related party	33,414
Deferred tax asset	68,922
	$2,281,250

LIABILITIES AND STOCKHOLDER'S EQUITY

Income taxes payable	$170,762
STOCKHOLDER'S EQUITY:	
Common stock (No par value, 1,000 shares authorized, 500 shares issued and outstanding)	20,000
Retained earnings	2,090,488
Total stockholder's equity	2,110,488
	$2,281,250

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the year ended December 31, 2003

REVENUES:	
Commissions and fees	$4,213,838
Interest income	29,476
Total revenues	4,243,314
EXPENSES:	
Franchise taxes	5,510
Licenses and registration	44,590
Office operating expenses	5,439,906
Professional fees	71,963
Interest expense	6,244
Other	83,978
Total expenses	5,652,191
LOSS BEFORE INCOME TAXES	(1,408,877)
BENEFIT FROM INCOME TAXES	(563,697)
NET LOSS	($845,180)

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2003

| | Common Stock | | Retained | |
	Shares	Par Value	Earnings	Total
Balance, December 31, 2002	500	$20,000	$2,935,668	$2,955,668
Net loss	-	-	(845,180)	(845,180)
Balance, December 31, 2003	500	$20,000	$2,090,488	$2,110,488

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($845,180)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Increase in deferred tax asset	(68,084)
Increase in due from related party	(33,414)
Decrease in income taxes payable	(462,640)
NET CASH USED BY OPERATING ACTIVITIES/	
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,409,318)
CASH AND CASH EQUIVALENTS, beginning of year	3,574,932
CASH AND CASH EQUIVALENTS, end of year	$2,165,614

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

   The Company – Mecklenburg Securities Corporation (the Company), incorporated on September 14, 1993, in North Carolina. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies.

   Effective September 1, 1999, all outstanding capital stock of the Company was acquired by Wachovia Corporation (Wachovia). At the same time, Wachovia acquired Barry, Evans, Josephs, and Snipes, Inc., a corporation affiliated with the Company through common ownership. Through this acquisition, the Company became a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. (the Parent).

   The financial statements report the activity of the Company on a historical-cost basis, and do not include any adjustments to reflect the acquiring company's basis of accounting.

   Basis of Accounting – Mecklenburg Securities Corporation prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

   Income Taxes - The Company reports income taxes on its earnings as allocated by its parent, with whom it files consolidated income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. All refundable income taxes, income tax accruals, and income tax expense or benefit are computed and authorized by the parent.

   Property and Equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gain or loss on disposals is credited or charged to operations.

   Depreciation – Depreciation is computed using the straight-line method for book purposes based on estimated useful lives ranging from three to five years. Since all assets are fully depreciated, there is no depreciation expense for the year ended December 31, 2003.

   Cash Equivalents – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments – The Company estimates the fair value of all financial instruments to be equal to the book value reflected in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. The Parent provides the Company with office space and other office services. During the year ended December 31, 2003, the Company paid Barry, Evans, Joseph and Snipes, Inc. $5,439,906 for use of its office space and other office operating costs.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratios were $1,994,852 and .09 to 1, respectively at December 31, 2003.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. FOCUS REPORT:

A reconciliation between the Company's FOCUS Report as of December 31, 2003 and for the year then ended and the accompanying financial statements was not necessary, as there were no material differences present. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2003.

7. LONG-TERM INVESTMENT:

The Company holds 11 shares of The NASDAQ Stock Market, Inc. at a cost of $3,300. It is the intent of the Company to hold this security indefinitely. At December 31, 2003, the fair market value of this security approximated cost.

The Company also holds 1,000 shares of The Evergreen Fund at a cost of $10,000. At December 31, 2003, the fair market value of this security approximated cost.

8. INCOME TAXES:

The parent company computed an income tax benefit of $563,697 by applying the applicable state and federal income tax rates to the current year loss. Of this amount, $68,922, representing the benefit of the state net operating loss was recorded as a deferred tax asset. The remaining $494,775 was used to offset the prior year income tax liability.

9. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. The Company had approximately $282,800 on deposit in a checking account, which is federally insured for $100,000, and $1,890,600 invested in bank overnight accounts, which are not federally insured, at December 31, 2003.

The Company has a geographic concentration of risk in that it operates solely in Charlotte, North Carolina. The ability of the Company to generate future revenues is dependent upon the economic conditions within that area. Management feels that this concentration represents a normal business risk.

MECKLENBURG SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Stockholder's equity		$2,110,488
Less non-allowable assets:		
Securities not readily marketable:		
NASDAQ Stock Market, Inc.	$3,300	
Evergreen Fund	10,000	
Due from related party	33,414	
Deferred tax assets	68,922	115,636
Net capital		$1,994,852
Aggregate indebtedness:		
Income taxes payable		$170,762
Minimum net capital required		$11,384
Excess net capital		$1,983,468
Excess net capital at 1,000 percent		$1,977,775
Ratio: Aggregate indebtedness to net capital		.09 to 1

MECKLENBURG SECURITIES CORPORATION

MATERIAL INADEQUACIES - RULE 17a

For the year ended December 31, 2003

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable



CERTIFIED
PUBLIC ACCOUNTANTS

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Mecklenburg Securities Corporation
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Mecklenburg Securities Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with

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management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina,
February 19, 2004.

Wagner Noble & Company